Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012
and the nine months ended December 31, 2011

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Timmins Gold Corp.,

We have audited the accompanying consolidated financial statements of Timmins Gold Corp., which comprise the consolidated statements of financial position as at December 31, 2012 and December 31, 2011, and the consolidated statements of earnings and comprehensive income, changes in equity and cash flows for the year ended December 31, 2012 and the nine month period ended December 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Timmins Gold Corp. as at December 31, 2012 and December 31, 2011, and its financial performance and its cash flows for the year ended December 31, 2012 and the nine month period ended December 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Accountants
March 15, 2013
Vancouver, Canada

TIMMINS GOLD CORP.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(In thousands of United States dollars, except share numbers and per share amounts)

			Nine months
		Year ended	ended
		December 31,	December 31,
	Note	2012	2011

Metal revenues	22	$156,192	$90,769

Cost of sales (including depreciation and depletion)	5	79,579	42,318

Gross profit		76,613	48,451

Corporate and administrative expenses	5	16,003	11,875

Profit from operations		60,610	36,576

Other income (expense), net		169	(33)
Finance expense	5	(2,494)	(2,550)
Loss on warrant liability	12	-	(1,003)
Foreign exchange loss		(1,146)	(276)
Profit before income tax		57,139	32,714

Income tax expense
Current income tax	15	14,152	5,327
Deferred income tax	15	6,919	6,513
		21,071	11,840

Earnings and comprehensive income for the period		$36,068	$20,874

Weighted average shares outstanding:
Basic		142,555,763	138,591,964
Diluted		144,489,470	143,022,181

Earnings per share:
Basic	16	$0.25	$0.15
Diluted	16	$0.25	$0.15

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of United States dollars)

			Nine months
		Year ended	ended
		December 31,	December 31,
	Note	2012	2011

OPERATING ACTIVITIES
Profit before income tax		$57,139	$32,714
Items not affecting cash:
Depletion and depreciation	5	7,934	7,782
Finance expense	5	2,494	2,550
Loss on warrant liability	12	-	1,003
Share-based payments	14b)	6,143	5,361
Unrealized foreign exchange loss		221	276
Changes in non-cash working capital items:
Trade and other receivables		(2,797)	(5,225)
Inventories		(10,167)	(16,619)
Advances and prepaid expenses		(227)	(2,165)
Trade payables and accrued liabilities		2,210	1,614
Income tax paid		(16,081)	(1,987)
Cash flows provided by operating activities		46,869	25,304

INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment, exploration and evaluation		(34,339)	(29,177)
Restricted cash	10	-	1,811
Cash flows used in investing activities		(34,339)	(27,366)

FINANCING ACTIVITIES
Proceeds of long-term debt, net of transaction costs		-	18,168
Repayment of long-term debt	13	-	(12,558)
Interest paid		(1,797)	(1,274)
Issuance of shares on exercise of share options and warrants		3,647	2,021
Transaction costs on refinancing, net		(68)	-
Cash flows provided by financing activities		1,782	6,357

Effects of exchange rate changes on the balance of cash held in foreign currencies		11	(70)

Increase in cash		14,323	4,225
Cash, beginning of period		9,865	5,640
Cash, end of period		$24,188	$9,865

Supplemental disclosure with respect to cash flows (note 17)

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of United States dollars)

		December 31,	December 31,
	Note	2012	2011

ASSETS
Current
Cash		$24,188	$9,865
Trade and other receivables	6	10,570	8,254
Inventories	7	32,876	29,183
Advances and prepaid expenses		2,986	2,759
Total current assets		70,620	50,061

Mineral properties, plant and equipment, exploration and evaluation	8	136,312	107,678
Non-current unprocessed ore stockpile	7	10,372	4,481
Total assets		$217,304	$162,220

LIABILITIES
Current
Trade payables and accrued liabilities	9	$16,509	$15,885
Vendor loan	10	1,725	1,725
Loan facility	13	17,641	17,245
Total current liabilities		35,875	34,855

Deferred tax liabilities	15	29,481	22,562
Provision for site reclamation and closure	11	2,869	2,065
Other provisions	21	1,264	1,138
Total liabilities		69,489	60,620

EQUITY
Issued capital	14	89,419	82,630
Share-based payment reserve		12,527	9,169
Retained earnings		45,869	9,801
Total equity		147,815	101,600
Total liabilities and equity		$217,304	$162,220

Commitments and contingencies (notes 2 and 21)

Approved by the Directors

“Bruce Bragagnolo”	Director	“Eugene Hodgson”	Director

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of United States dollars, except share numbers)

				Share-
		Number of		based	Retained
		common	Issued	payment	earnings	Total
	Note	shares	capital	reserve	(deficit)	equity
Balance at January 1, 2012		140,291,127	$82,630	$9,169	$9,801	$101,600
Earnings and comprehensive income for the year		-	-	-	36,068	36,068
Share-based payments		-	-	6,143	-	6,143
Issue of shares on exercise of share options	14	3,575,000	3,647	-	-	3,647
Reclassification of grant date fair value on exercise of share options		-	2,785	(2,785)	-	-
Shares issued for financing costs	13	217,918	357	-	-	357
Balance at December 31, 2012		144,084,045	$89,419	$12,527	$45,869	$147,815

Balance at April 1, 2011		136,964,194	$75,215	$4,006	$(11,073)	$68,148
Earnings and comprehensive income for the period		-	-	-	20,874	20,874
Share-based payments		-	-	5,361	-	5,361
Issue of shares on exercise of share options	14	1,025,000	468	-	-	468
Reclassification of grant date fair value on exercise of share options		-	198	(198)	-	-
Issue of shares on exercise of share purchase warrants	12	2,000,000	1,553	-	-	1,553
Reclassification of fair value on exercise of share purchase warrants	12	-	4,555	-	-	4,555
Shares issued for financing costs	13	301,933	641	-	-	641
Balance at December 31, 2011		140,291,127	$82,630	$9,169	$9,801	$101,600

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(In thousands of United States dollars, except where noted)

1.	NATURE OF OPERATIONS

Timmins Gold Corp. (“the Company”) was incorporated on March 17, 2005 under the laws of the Province of British Columbia, Canada. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties in Mexico, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V and Molimentales del Noroeste, S.A. de C.V. (“MdN”) (collectively “the subsidiaries”). MdN owns the San Francisco Mine which was placed into commercial production on April 1, 2010. The Company is listed for trading on the Toronto Stock Exchange under the symbol TMM and the New York Stock Exchange MKT under the symbol TGD. The registered office of the Company is located at Suite 1900 - 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1.

2.	BASIS OF PREPARATION

a)	Change of year-end

In December 2011, the Company changed its fiscal year-end from March 31 to December 31 in order to coincide with the financial reporting periods of other precious metal producing companies. As a result of this change, these audited consolidated financial statements (“consolidated financial statements”) are for the year ended December 31, 2012 and the nine months ended December 31, 2011.

b)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the Board of Directors and authorized for issue on March 15, 2013.

c)	Basis of measurement

These consolidated financial statements have been prepared using the historical cost basis specified by IFRS for each type of asset, liability, income and expense as set out in the accounting policies below, except for certain financial assets and liabilities which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting.

d)	Functional currency and presentation currency

These consolidated financial statements are presented in thousands of United States (“US”) dollars, except as otherwise noted, which is the functional currency of the Company and each of the Company’s subsidiaries. References to C$ and MXP are to Canadian dollars and Mexican pesos, respectively, which are also stated in thousands.

e)	Judgements

The critical judgements that the Company’s management has made in the application of the accounting policies presented in note 3, apart from the estimations presented in note 2f), that have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

i.	Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the US dollar. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(In thousands of United States dollars, except where noted)

2.	BASIS OF PREPARATION (Continued)

ii.	Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred in the development of a mine are capitalized as part of the costs of the related mining properties. Any proceeds generated from incidental metal sales prior to reaching the intended operating levels are offset against the costs capitalized; depletion of such capitalized costs commences upon reaching the intended operating levels. The consolidated statement of earnings and comprehensive income has been impacted by management’s determination that the San Francisco Mine reached the intended operating levels on April 1, 2010.

f)	Significant estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates based on assumptions about future events that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively in the period in which the estimate is revised.

Areas that require significant estimates and assumptions as the basis for determining the stated amounts include, but are not limited to, the following:

i.	Impairments

The Company assesses its mineral properties, plant and equipment assets and exploration and evaluation properties annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

ii.	Mineral reserves

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study.

The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons.

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgements to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgements made in estimating the recovery rate, size and grade of the ore body.

Changes in the proven and probable reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of mineral properties, exploration and evaluation properties, plant and equipment, site reclamation and closure provisions, recognition of deferred tax amounts and depreciation and depletion.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(In thousands of United States dollars, except where noted)

2.	BASIS OF PREPARATION (Continued)

iii.	Depreciation and depletion

Plants and other facilities used directly in mining activities are depreciated using the units-of-production (“UOP”) method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment are depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment to the extent that the useful life does not exceed the related estimated life of the mine based on proven and probable reserves.

The calculation of the UOP rate, and therefore the annual depreciation and depletion expense could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual recovery rates and costs of mining and differences in gold price used in the estimation of mineral reserves.

Significant judgement is involved in the estimation of useful life and residual values for the computation of depreciation and depletion and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

iv.	Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the mining property (“life of mine strip ratio”). Changes in estimated life of mine strip ratios can result in a change to the future capitalization of stripping costs incurred.

v.	Inventories

Expenditures incurred, and depreciation and depletion of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore in process and finished metal inventory. These deferred amounts are carried at the lower of average cost or net realizable value (“NRV”) and subject to significant measurement uncertainty.

Write-downs of ore in stockpiles, ore in process, and finished metal inventory resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Costs are attributed to the ore in process based on current mining costs, including applicable depreciation and depletion relating to mining operations incurred up to the point of placing the ore on the leach pad. Costs are removed from ore in process based on the average cost per estimated recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates.

The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a leach pad will not be known until the leaching process is completed.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(In thousands of United States dollars, except where noted)

2.	BASIS OF PREPARATION (Continued)

The allocation of costs to ore in stockpiles, ore in process, and finished metal inventory and the determination of NRV involve the use of estimates. There is a high degree of judgement in estimating future costs, future production level, gold prices, and the ultimate estimated recovery for ore in process. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

vi.	Provision for site reclamation and closure

Site reclamation and closure provisions are recognized in the period in which they arise and are stated as the present value of estimated future costs. These estimates require extensive judgement about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. In view of uncertainties concerning environmental rehabilitation, the ultimate costs could be materially different from the amounts estimated.

The estimates of future site reclamation and closure provisions are subject to change based on amendments to applicable laws and legislation. Future changes in site reclamation and closure provisions, if any, could have a material impact and would be reflected prospectively, as a change in accounting estimate.

vii.	Deferred taxes

The Company’s provision for income taxes is estimated based on the expected annual effective tax rate. The current and deferred components of income taxes are estimated based on forecasted movements in temporary differences. Changes to the expected annual effective tax rate and differences between the actual and expected effective tax rate and between actual and forecasted movements in temporary differences will result in adjustments to the Company’s provision for income taxes in the period changes are made and/or differences are identified.

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles.

The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

viii.	Share-based payments

Share-based payments are measured at fair value. Options and warrants are measured using the Black-Scholes option pricing model based on estimated fair values of all share-based awards at the date of grant and is expensed to profit or loss over each award’s vesting period. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(In thousands of United States dollars, except where noted)

2.	BASIS OF PREPARATION (Continued)

ix.	Contingencies

Due to the nature of the Company’s operations, various legal and tax matters can arise from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements for the period in which such changes occur.

In the fourth quarter of 2012, the Mexican government amended the Federal labour law regarding subcontracting arrangements in order to prevent the use of service companies to evade labour and tax obligations. As is common place, the Company currently operates in Mexico using these subcontracting arrangements. The amendments set forth by the Mexican government also include certain regulatory requirements regarding an employer’s obligation to compensate employees with appropriate statutory profit sharing within the country. The Company has assessed the implications of these amendments and has determined that, other than what is presently recorded, it is probable that no additional obligation for statutory profit sharing payments is required to be recorded in the Company’s consolidated financial statements as at and for the year ended December 31, 2012.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries disclosed in note 1. All inter-company balances, transactions, revenues and expenses have been eliminated on consolidation.

Control exists where the parent entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases.

b)	Foreign currency translation

In preparing the financial statements of each individual group entity, transactions in currencies other than the entity's functional currency (“foreign currencies”) are translated at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at that date. Exchange gains and losses are recognized on a net basis in profit or loss for the period.

c)	Cash

Cash includes cash balances held with major financial institutions.

d)	Revenue recognition

Metal revenues are earned from the sale of refined metal (gold and silver by-product) and is recognized when significant risks and rewards of ownership have passed to the buyer, it is probable that economic benefits associated with the transaction will flow to the Company, the sale price can be measured reliably, the Company has no significant continuing involvement, and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Metal revenues are subject to adjustment upon final settlement based upon metal prices, weights and assays. These adjustments are netted within revenue.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

e)	Inventories

The Company predominantly produces gold and silver. Inventories consist primarily of unprocessed ore stockpile, ore in process, finished metal inventory (doré), and mining supplies. Doré represents a bar containing predominantly gold by value which must be refined offsite into its saleable metals. These inventories are valued at the lower of cost and NRV after consideration of additional processing, refining and transportation costs. NRV represents the estimated future sales price of the product based on prevailing and long-term metals prices or as determined in long-term sales contracts, less the estimated costs to complete production and bring the product to saleable form.

Write-downs of inventory are recognized in profit or loss as incurred. The Company reverses write-downs in the event that there is a subsequent increase in NRV.

i.	Unprocessed ore stockpile

This represents ore that has been mined and is available for further processing. The unprocessed ore stockpile is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to the stockpile based on the current mining cost per tonne incurred up to the point of stockpiling the ore, including applicable overhead, depletion and depreciation relating to mining operations, and are removed at the average cost per ounce. As the unprocessed ore stockpile will not be further processed within one year of the date of these consolidated financial statements, the net carrying amount related to the stockpile has been classified as non-current unprocessed ore stockpile (note 7).

ii.	Ore in process

The recovery of gold and silver from the ore is achieved through heap leaching processes. Costs are added to ore on leach pads based on current mining and processing costs, including applicable overhead, depletion and depreciation relating to mining operations. Costs are removed from ore on leach pads as ounces are recovered, based on the average cost per ounce of gold in ore in process inventory.

iii.	Finished metal inventory

Finished metal inventory consists of doré bars containing gold and silver.

iv.	Supplies

Supplies include consumables used in operations such as fuel, grinding material, chemicals, and spare parts. NRV is estimated as replacement cost.

Major spare parts and standby equipment are included in plant and equipment when they are expected to be used during more than one period and if they can only be used in connection with an item of plant and equipment.

f)	Mineral properties, plant and equipment, exploration and evaluation

i.	Mineral property and development costs

Mineral property development costs, including reclassified mineral property acquisition costs and capitalized exploration and evaluation costs, are stated at cost less accumulated depreciation and accumulated impairment losses. Costs associated with the commission of new assets, net of incidental revenues, are capitalized as mineral property costs in the period before they are operating in the way intended by management.

The Company capitalizes the cost of acquiring, maintaining, exploring, and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Costs of producing properties are amortized using the UOP method based on estimated proven and probable reserves and the costs of abandoned properties are written off in the period in which that decision is made by management.

The Company capitalizes the costs of developing mineral properties that are currently in production until such time that management can conclude the existence of additional proven and probable reserves resulting from the development activities. Upon determination of the additional proven and probable ounces, the development costs are amortized using the UOP method based on the total proven and probable reserves (previous remaining reserves plus new reserves).

Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in profit or loss as incurred. Write-offs due to impairment in value are charged to profit or loss as incurred.

In open pit mining operations, it is necessary to remove overburden and other waste in order to access the ore body. Stripping costs incurred prior to commercial production are capitalized and deferred as part of the cost of constructing the mine.

Mining costs associated with stripping activities during the production phase of a mine are variable production costs that are included in the costs of the inventory during the period that the stripping costs are incurred, unless the stripping activity can be shown to represent a future benefit to the mineral property, in which case stripping costs are capitalized.

A future benefit to the mineral property is demonstrated when access is gained to sources of reserves that will be produced in future periods that would otherwise not have been accessible. The amount capitalized is calculated by multiplying the stripping tonnes mined during the period by the current mining cost per tonne in the open pit.

The Company includes stripping costs in its production costs on an average life of mine stripping ratio basis based on tonnes of material mined. Periods where the ratio of waste material to ore exceeds the average life of mine stripping ratio result in deferral of the excess costs as an asset recorded within mineral properties (note 8). Periods where the ratio of waste material to ore is lower than the average life of mine stripping ratio result in an inclusion in production costs of an amount of the previously deferred stripping costs.

ii.	Plant and equipment

Plant and equipment is measured at cost less accumulated depreciation and impairment losses. Cost includes the purchase price, any costs directly attributable to bringing plant and equipment to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated site reclamation and closure costs associated with removing the asset, and, where applicable, borrowing costs.

Upon sale or abandonment of any plant and equipment, the cost and related accumulated depreciation and impairment losses are written off and any gains or losses thereon are recognized in profit or loss for the period. When the parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (major components) of plant and equipment.

The cost of replacing or overhauling a component of an item of plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. Maintenance and repairs of a routine nature are charged to profit or loss as incurred.

iii.	Exploration and evaluation costs

Acquisition costs for exploration and evaluation stage properties are capitalized. Exploration and evaluation expenditures incurred on a mineral property are capitalized where management determines there is sufficient evidence that the expenditure will result in a future economic benefit to the Company. All other exploration and evaluation expenditures are expensed as incurred.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Exploration and evaluation expenditures comprise costs that are directly attributable to:

• researching and analyzing existing exploration data;
• conducting geological studies, exploratory drilling and sampling;
• examining and testing extraction and treatment methods; and
• activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource.

Subsequent to completion of a positive economic analysis on a mineral property, capitalized acquisition costs and exploration and evaluation expenditures are reclassified to mineral properties. The Company is in the process of exploring and developing many of its exploration and evaluation properties and has not yet determined the amount of reserves available.

Management reviews the carrying value of mineral properties at each reporting date and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property, or from the sale of the property. Amounts shown for properties represent costs incurred net of write-offs and recoveries.

iv.	Depletion and depreciation

Mineral property costs, excluding stripping costs capitalized during the production phase of a mine, are depreciated when commercial production begins using the UOP method based on estimated proven and probable reserves.

Plant and equipment, including major components, are depreciated using the following depreciation methods:

Computer equipment	30% straight line method
Leasehold improvements	20% straight line method
Office furniture and equipment	10% straight line method
Vehicles	25% straight line method
Mine equipment and buildings	UOP method
Plant and equipment	UOP method

Depreciation commences on the date the asset is available for use.

g)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

• by an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

• as a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The accretion of the discount is charged to profit or loss as finance expense.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

i.	Provision for site reclamation and closure

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company records the fair value of a provision for site reclamation and closure as a liability in the period in which it incurred a legal or constructive obligation associated with the reclamation of the mine site and the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets.

The obligation is measured initially at fair value based on estimated future cash flows derived using internal information and third party reports. The estimated cost is capitalized and included in the carrying value of the related mineral properties and is depreciated using either the straight-line method or UOP method, as appropriate.

The provision is initially discounted using a current market-based pre-tax discount rate and subsequently increased for the unwinding of the discount. The unwinding of the discount is charged to profit or loss as finance expense.

At each reporting date, the Company reviews its provision for site reclamation and closure to reflect the current best estimate. The provision for site reclamation and closure is adjusted for changes in factors such as the amount or timing of the expected underlying cash flows, or the market-based pre-tax discount rate, with the offsetting amount recorded to the site reclamation and closure asset included in mineral properties which arises at the time of establishing the provision. The site reclamation and closure asset is depreciated on the same basis as the related asset.

It is possible that the Company’s estimate of the site reclamation and closure liability could change as a result of change in regulations, the extent of environmental remediation required, the means and technology of reclamation activities or cost estimates. Any such changes could materially impact the estimated provision for site reclamation and closure. Changes in estimates are accounted for prospectively from the period the estimate is revised.

h)	Share-based payments

Certain employees and directors of the Company receive a portion of their remuneration in the form of share options. The fair value of the share options, determined at the date of the grant, is charged to profit or loss, with an offsetting credit to share-based payment reserve, over the vesting period. If and when the share options are exercised, the applicable original amounts of share-based payment reserve are transferred to issued capital.

The fair value of a share-based payment is determined at the date of the grant. The estimated fair value of share options is measured using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including the expected term of the option and share price volatility. The expected term of options granted is determined based on historical data on the average hold period before exercise, expiry or cancellation. Expected volatility is estimated with reference to the historical volatility of the share price of the Company.

These estimates involve inherent uncertainties and the application of management’s judgement. The costs of share-based payments are recognized over the vesting period of the option. The total amount recognized as an expense is adjusted to reflect the number of options expected to vest at each reporting date. At each reporting date prior to vesting, the cumulative compensation expense representing the extent to which the vesting period has passed and management’s best estimate of the share options that are ultimately expected to vest is computed. The movement in cumulative expense is recognized in profit or loss with a corresponding charge to share-based payment reserve.

Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined that the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

No expense is recognized for share options that do not ultimately vest. Charges for share options that are forfeited before vesting are reversed from share-based payment reserve and expensed. For those share options that expire unexercised after vesting, the recorded value remains in share-based payment reserve.

i)	Issued capital

Common shares are classified as issued capital. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from issued capital, net of any tax effects.

j)	Financial assets

Financial assets, other than derivatives, are classified as held to maturity, available-for-sale, loans and receivables or fair value through profit or loss (“FVTPL”).

Financial assets classified as available-for-sale are measured initially at fair value plus transaction costs and subsequently at fair value with unrealized gains and losses recognized in other comprehensive income except for financial assets that are considered to be impaired, in which case the impairment loss is recognized in profit or loss. The Company has not classified any assets as available-for-sale for any period presented.

Financial assets classified as loans and receivables are measured initially at fair value plus transaction costs and subsequently at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset and allocating the interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial asset, or, where appropriate, a shorter period. The Company’s cash and trade and other receivables are classified as loans and receivables.

Financial assets classified as FVTPL are measured on initial recognition and subsequently at fair value with unrealized gains and losses recognized in profit or loss. Transaction costs are expensed for assets classified as FVTPL. The Company has not classified any assets as FVTPL for any period presented.

k)	Financial liabilities

Financial liabilities, which are trade payables, vendor loan, loan facility, and other long-term liabilities, are initially recognized at fair value less directly attributable transaction costs. Subsequently, financial liabilities are measured at amortized cost using the effective interest method.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon recognition as FVTPL. Fair value changes on these liabilities are recognized in profit or loss. The Company’s previously outstanding embedded gold derivative and share purchase warrants with foreign currency exercise prices were classified as FVTPL.

l)	Impairment

i.	Impairment of financial assets

At each reporting date, the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets, other than financial assets classified as FVTPL, is impaired. A financial asset or a group of financial assets is impaired if there is objective evidence that the estimated future cash flows of the financial asset or the group of financial assets have been negatively impacted, and the impact can be reliably measured.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Objective evidence of impairment could include the following:

• significant financial difficulty of the issuer or counterparty; • default or delinquency in interest or principal payments; or
• it has become probable that the borrower will enter bankruptcy or financial reorganization.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against trade and other receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount.

With the exception of available-for-sale equity instruments, if, in a subsequent period, the amount of the impairment loss decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the impaired financial asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

In respect to available-for-sale equity instruments, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income.

ii.	Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets to determine whether there are any indications of impairment. If any such indication exists such as decreases in metal prices, an increase in operating costs, a decrease in mineable reserves or a change in foreign exchange rate, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. In determining the recoverable amount, the Company also considers the net carrying amount of the asset, the ongoing costs required to maintain and operate the asset, and the use, value and condition of the asset.

Where the asset does not generate cash inflows that are independent with other assets, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. This generally results in the Company evaluating its non-financial assets on a property by property basis.

The recoverable amount is determined as the higher of fair value less costs to sell and the asset’s value in use. Fair value is determined with reference to discounted estimated future cash flow analysis or to recent transactions involving dispositions of similar properties. In assessing value in use, the estimated future cash flows are discounted to their present value. Estimated future cash flows are calculated using estimated future production, recoverability of reserves, estimated future commodity prices and the expected future operating and capital costs.

The pre-tax discount rate applied to the estimated future cash flows reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized as an expense in profit or loss. Non-financial assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed.

Where an impairment subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only so that the increased carrying amount does not exceed the carrying amount that would have been determined (net of depletion and depreciation) had no impairment loss been recognized for the asset or CGU in prior periods. A reversal of impairment is recognized as a gain in profit or loss.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)	Taxes

i.	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the period.

Current tax for each taxable entity in the Company is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the reporting date, and includes adjustments to tax payable or recoverable in respect of previous periods.

ii.	Deferred tax

Deferred tax is accounted for using the liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their respective tax bases. Deferred tax liabilities are recognized for all taxable temporary differences except where the deferred tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred tax assets are recognized for all deductible temporary differences, carry forwards of unused tax losses and tax credits, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax losses can be utilized, except where the deferred tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

The carrying amounts of deferred tax assets are reviewed at each reporting date and are adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred tax asset is recorded.

Deferred tax is measured on an undiscounted basis using the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on tax rates and tax laws enacted or substantially enacted at the reporting date. Current and deferred tax relating to items recognized directly in equity is recognized in equity and not in profit or loss.

iii.	Mining taxes and royalties

Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to revenue derived (net of any allowable deductions) after adjustment for items comprising temporary differences.

n)	Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the earnings and comprehensive income of the Company by the weighted average number of common shares outstanding during the period. For purposes of calculating diluted earnings per share, the proceeds from the potential exercise of dilutive stock options and share purchase warrants with exercise prices that are below the average market price of the underlying shares are assumed to be used in purchasing the Company’s common shares at their average market price for the period. Share options and share purchase warrants are included in the calculation of dilutive EPS only to the extent that the market price of the common shares exceeds the exercise price of the share options or share purchase warrants except where such conversion would be anti-dilutive.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

o)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Qualifying assets include the cost of developing mineral properties and constructing new facilities.

Borrowing costs are capitalized at the rate of interest applicable to the specific borrowings financing the assets under construction, or, where financed through general borrowings, at a capitalization rate representing the weighted average interest rate on such borrowings. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

p)	Operating segments

The Company has determined that it operates through one reportable operating segment, being the acquisition, exploration, and development of mineral properties located in two geographical areas, Canada and Mexico. Reporting is prepared on a geographic and consolidated basis as determined by the requirements of the Chief Executive Officer (“CEO”) as the chief operating decision maker for the Company. The Company does not treat the production of gold and silver, the primary two minerals, as separate reportable segments as they are the output of the same production process and only become separately identifiable as finished goods and are not reported separately from a management perspective.

4.	CHANGES IN ACCOUNTING STANDARDS

A number of new standards, and amendments to standards and interpretations, will become effective subsequent to December 31, 2012, and thus have not been applied in preparing these consolidated financial statements. Those that are expected to be applicable to the consolidated financial statements of the Company are discussed below.

Accounting standards effective January 1, 2013

i.	Consolidation

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements, which supersedes SIC 12 - Consolidation - Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 - Consolidated and Separate Financial Statements. IFRS 10 is effective January 1, 2013. IFRS 10 establishes control as the basis for an investor to consolidate its investees; and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

In addition, the IASB issued IFRS 12 - Disclosure of Interests in Other Entities, which combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective January 1, 2013. The requirements of IFRS 12 include reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements.

The Company does not anticipate this amendment to have a material impact on its consolidated financial statements.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(In thousands of United States dollars, except where noted)

4.	CHANGES IN ACCOUNTING STANDARDS (Continued)

ii.	Joint arrangements

In May 2011, the IASB issued IFRS 11 - Joint Arrangements which supersedes IAS 31 - Interests in Joint Ventures and SIC-13 - Jointly Controlled Entities - Non-Monetary Contributions by Venturers. IFRS 11 is effective January 1, 2013. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method.

The Company does not anticipate this amendment to have a material impact on its consolidated financial statements.

iii.	Fair value measurement

In May 2011, as a result of the convergence project undertaken by the IASB and the US Financial Accounting Standards Board to develop common requirements for defining and measuring fair value and for disclosing information about fair value measurements, the IASB issued IFRS 13 - Fair Value Measurement. IFRS 13 is effective January 1, 2013. IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements.

IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized.

The Company does not anticipate this amendment to have a material impact on its consolidated financial statements.

iv.	Financial statement presentation

In June 2011, the IASB issued amendments to IAS 1 - Presentation of Financial Statements that require an entity to group items presented in the statement of comprehensive income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective January 1, 2013.

The Company does not anticipate this amendment to have a material impact on its consolidated financial statements.

v.	Stripping costs in the production phase of a surface mine

In October 2011, the IASB issued IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine. IFRIC 20 clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective January 1, 2013, and includes guidance on transition for pre- existing stripping assets.

The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(In thousands of United States dollars, except where noted)

4.	CHANGES IN ACCOUNTING STANDARDS (Continued) Accounting standards effective January 1, 2015

i.	Financial instruments

The IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 - Financial Instruments in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase one of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified and subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities classified as FVTPL, financial guarantees and certain other exceptions. In response to delays to the completion of the remaining phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9.

The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

5.	EXPENSES

Cost of sales for the year ended December 31, 2012 and nine months ended December 31, 2011 are as follows:

		Nine months
	Year ended	ended
	December 31,	December 31,
	2012	2011
Costs of contract mining	$41,499	$27,571
Crushing and gold recovery costs	27,121	15,881
Mine site administration costs	5,112	2,923
Transport and refining	344	246
Net change in inventories	(2,431)	(12,085)
Production costs	71,645	34,536
Depreciation and depletion	7,934	7,782
Cost of sales (including depreciation and depletion)	$79,579	$42,318

Corporate and administrative expenses for the year ended December 31, 2012 and nine months ended December 31, 2011 are as follows:

			Nine months
		Year ended	ended
		December 31,	December 31,
	Note	2012	2011
Salaries		$3,440	$2,261
Consulting and professional fees		2,811	2,218
Share-based payments	14b)	6,143	5,361
Property payment	8b)ii	395	-
Administrative and other		3,214	2,035
Corporate and administrative expenses		$16,003	$11,875

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(In thousands of United States dollars, except where noted)

5.	EXPENSES (Continued)

Finance expense for the year ended December 31, 2012 and nine months ended December 31, 2011 are as follows:

		Nine months
	Year ended	ended
	December 31,	December 31,
	2012	2011
Loss on Embedded Derivative	$-	$815
Gain on early extinguishment of Gold Loan	-	(856)
Interest on loan facility	1,797	1,274
Accretion of loan facility	619	1,184
Accretion of provision for site reclamation and closure and other provisions	78	133
Finance expense	$2,494	$2,550

6.	TRADE AND OTHER RECEIVABLES

	December 31,	December 31,
	2012	2011
Trade receivable	$1,483	$1,652
VAT receivable	6,860	6,235
Other	2,227	367
	$10,570	$8,254

VAT receivable is value added tax payments made by the Company, which in Mexico and Canada are refundable.

7.	INVENTORIES

	December 31,	December 31,
	2012	2011
Ore in process	$24,656	$23,174
Finished metal inventory	218	-
Supplies	8,002	6,009
Unprocessed ore stockpile	10,372	4,481
	43,248	33,664
Less: non-current unprocessed ore stockpile	(10,372)	(4,481)
	$32,876	$29,183

The costs of inventories recognized as an expense for the year ended December 31, 2012 were $61,683 (December 31, 2011 - $29,496) and are included in cost of sales.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(In thousands of United States dollars, except where noted)

8.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION

			Exploration
	Mineral	Plant and	and
	properties(a)	equipment	evaluation(b)	Total
Cost
At January 1, 2012	$85,150	$37,864	$2,364	$125,378
Expenditures	19,014	14,880	1,309	35,203
Change in reclamation obligation	781	-	-	781
At December 31, 2012	104,945	52,744	3,673	161,362
Accumulated depreciation and depletion
At January 1, 2012	10,256	7,444	-	17,700
Depreciation and depletion	4,055	3,295	-	7,350
At December 31, 2012	14,311	10,739	-	25,050
Carrying amount at December 31, 2012	$90,634	$42,005	$3,673	$136,312

			Exploration
	Mineral	Plant and	and
	properties(a)	equipment	evaluation(b)	Total
Cost
At April 1, 2011	$62,525	$30,085	$1,795	$94,405
Expenditures	22,243	7,813	569	30,625
Disposals	-	(34)	-	(34)
Change in reclamation obligation	382	-	-	382
At December 31, 2011	85,150	37,864	2,364	125,378
Accumulated depreciation and depletion
At April 1, 2011	4,150	3,052	-	7,202
Depreciation and depletion	6,106	4,399	-	10,505
Disposals	-	(7)	-	(7)
At December 31, 2011	10,256	7,444	-	17,700
Carrying amount at December 31, 2011	$74,894	$30,420	$2,364	$107,678

a)	Mineral properties

	December 31,	December 31,
	2012	2011
Depletable mineral property	$76,995	$69,087
Non-depletable mineral properties	13,639	5,807
	$90,634	$74,894

i.	San Francisco Property

The San Francisco Property is located in Santa Ana, Sonora, Mexico. Commercial production began April 1, 2010. The Company continues to conduct and incur some exploration and development costs which are being capitalized. At December 31, 2012, mineral properties includes $25,168 (December 31, 2011 - $21,268) of deferred stripping.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(In thousands of United States dollars, except where noted)

8.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION (Continued)

ii.	La Chicharra Property

The La Chicharra Property is also located in Santa Ana, Sonora, Mexico adjacent to the San Francisco Property, and is considered part of the overall San Francisco Gold Property. The La Chicharra Property is under active exploration and development with a significant drill program in process, but is not yet in commercial production and is therefore considered non-depletable.

b)	Exploration and evaluation

The Company is holding and exploring a number of mineral properties in Mexico which are included in exploration and evaluation.

i.	El Picacho Property

On December 11, 2007, the Company entered into an exploration agreement with the option to acquire a 100% interest in the 11 mining properties that comprise the El Picacho Project in Sonora, Mexico. The agreement, which was renegotiated in March 2012, requires the Company to make periodic payments totalling $250 up to April 2014. The vendor will retain a 1.5% net smelter return interest, which is limited to $1,500. The vendor is obligated to sell or transfer to the Company his right to the royalty at any time, upon the Company’s request, for which the Company will pay $500 for every half per cent (0.50%), to a maximum of $1,500.

The Company has also staked an additional 6,500 hectares surrounding the claims and now controls over 7,200 hectares in the El Picacho area.

ii.	Other properties

During the fiscal year ended March 31, 2008, the Company acquired the mineral rights to 60,000 hectares in four claim blocks by staking the El Capomo Property in Nayarit, Mexico.

On November 23, 2010, the Company entered into a property option agreement to earn an interest in the San Onesimo, Zindy and San Fernando mineral concessions located in Zacatecas, Mexico. To earn its interest, the Company is required to make payments of up to $2,000 at various dates up to January 2015.

On November 24, 2010, the Company entered into a property option agreement to earn an interest in the Quila mineral concession located in Jalisco, Mexico. During the year ended December 30, 2012, the Company decided not to pursue earning its interest in the Quila concession and paid a mandatory property payment of $395. The value of the capitalized mineral property was $nil.

The Company has received title to the Santa Maria del Oro claim in Jalisco, San Onesimo claims in Mazapil- Concepcion del Oro, and the Patricia and Norma concessions in the municipality of Trincheras, Sonora, Mexico.

On June 1, 2012, the Company entered into a property option agreement to earn an interest in the Sarai and Emanuel mineral concessions located in Zacatecas, Mexico. To earn its interest, the Company is required to make payments of up to $600 at various dates up to June 2017.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(In thousands of United States dollars, except where noted)

9.	TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31,	December 31,
	2012	2011
Trade payables	$12,019	$11,632
Income taxes payable	2,640	3,932
Accrued liabilities	1,795	273
Other	55	48
	$16,509	$15,885

10.	VENDOR LOAN

Under the San Francisco Property Acquisition Agreement signed in 2007 (“the Acquisition Agreement”), the Company was required to purchase certain mine equipment and buildings from the vendor for $4,025. Originally, payment for the mine equipment and buildings was to be made at any time prior to March 11, 2010, without interest. As a result, the full acquisition price of the vendor loan had been discounted at an annualized rate of 6.78% to reflect the implied interest rate. The balance remained unpaid to the vendor after March 11, 2010. The balance outstanding at December 31, 2012 was $1,725 (December 31, 2011 - $1,725). The balance remains unpaid due to continuing mutual deferrals between the Company and the vendor.

During the year ended March 31, 2011, an order was issued by Mexico Tax Administration Service (“SAT”) requiring the Company to directly pay amounts owed under the Acquisition Agreement to SAT rather than to the vendor through a process similar to a garnishment order. This was done to cover liabilities owed by the vendor to SAT. In January 2011, the order was overturned by a Mexican tax court, which was subsequently appealed by SAT. In May 2011, a Mexican appellate court judgement was issued confirming that the garnishment order laid down by SAT was imposed with insufficient legal support and the Company started an administrative process to release the MXP 21,047 ($1,811) of previously restricted funds. The cash was released from restrictions on July 5, 2011.

11.	PROVISION FOR SITE RECLAMATION AND CLOSURE

Balance at April 1, 2011	$1,607
Accretion of discounted cash flows	76
Change in estimated cash flows and assumptions	382
Balance at December 31, 2011	2,065
Accretion of discounted cash flows	23
Change in estimated cash flows and assumptions	781
Balance at December 31, 2012	$2,869

The provision for site reclamation and closure consists of mine closure costs, reclamation and retirement obligations for mine facilities and infrastructure.

During the year ended December 31, 2012 and the nine months ended December 31, 2011, the Company reassessed its provision for site reclamation and closure based on independent technical reports and to reflect the additional liability of mining operations during the year.

The total undiscounted amount of estimated cash flows required to settle the retirement obligations of the San Francisco Property is $2,973 (December 31, 2011 - $2,204). The cash flows have been inflated by the rate of 5% which is consistent with the rate used for the nine months ended December 31, 2011, and discounted using the pre-tax risk-free rate of 1.36% (December 31, 2011 - 1.09%) . The provision for site reclamation and closure is not expected to be paid in the near term and is intended to be funded from cash balances at the time of the mine closure.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(In thousands of United States dollars, except where noted)

12.	WARRANT LIABILITY

At December 31, 2012 and 2011, the fair value of share purchase warrants issued and outstanding with Canadian dollar exercise prices was $nil due to the share purchase warrants being fully exercised during September 2011. The fair value of the share purchase warrants on exercise was $4,555 and was reclassified to equity along with the C$1,600 ($1,553) proceeds from exercise. The change in fair value for the nine months ended December 31, 2011 was a loss of $1,003.

At December 31, 2012 and 2011, share purchase warrant transactions are summarized as follows:

	Number of share	Weighted average exercise
	purchase warrants	price (C$)
Outstanding at April 1, 2011	2,000,000	0.80
Exercised	(2,000,000)	0.80
Outstanding at December 31, 2012 and 2011	-	-

13.	LOAN FACILITY

On January 22, 2010, the Company issued $15,000 in notes to Sprott Asset Management LP (the “Gold Loan”). Holders of the Gold Loan were also granted an aggregate of three million share purchase warrants exercisable for 24 months at a price of C$0.80. These share purchase warrants were valued at $1,732 using the Black-Scholes option pricing model with the following assumptions: (i) volatility - 101%, (ii) interest rate - 1.22%, (iii) term - 734 days, and (iv) dividends - $nil. The Gold Loan was to be repaid in 12 monthly instalments commencing in September 2010. Each monthly payment would be the US dollar cash equivalent of 1,667 ounces of gold.

In addition, the Company had guaranteed that the holders of the Gold Loan would receive minimum nominal payments over the term of the loan totalling $18,375. The loan was secured by among other things, a first charge on the assets of MdN. After considering the separate recognition of the share purchase warrants referred to above, the debt was recorded at a discount to its face value.

As a result of the indexation of the principal repayments to the movement in the price of gold, the Company had determined that the Gold Loan contained a derivative, which was embedded in the US dollar denominated debt instrument (the “Embedded Derivative”). The Embedded Derivative was the equivalent of a series of 12 gold forward sales contracts which mature on each of the principal repayment dates. As a result, the value of the loan was revalued each period to recognize the change in value of the derivative with changes in the value being recorded as finance expense. The loss on revaluation the Embedded Derivative during the year ended December 31, 2012 was $nil (nine months ended December 31, 2011 - $815). In addition, the debt discount was amortized using the effective interest method to each of the scheduled principal payment dates.

In May 2011, the Company reached agreement with Sprott Asset Management LP to renegotiate the Gold Loan and consequently stopped making any further payments.

On June 1, 2011, the Company repaid the Gold Loan for a cash total of $12,558, which was the sum of the accreted principal and the Embedded Derivative.

On June 1, 2011, the Company entered into a new C$18,000 ($17,245) debt agreement (the “loan facility”) with Sprott Resource Lending Partnership, LP (the “Lender”). The amounts advanced under the terms of the loan facility were first used to repay the Gold Loan, with the remainder available for working capital purposes, and were repayable in full on July 29, 2012, bearing interest at 1% per month. As part of the refinancing, the Company issued 301,933 common shares to the Lender as payment for a facility bonus and standby facility break fee associated with the loan facility. The $641 fair value of this share issuance was considered to represent additional transaction costs and has been included as an adjustment to the initial fair value of the loan facility and will be amortized over the term of the loan using the effective interest method.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(In thousands of United States dollars, except where noted)

13.	LOAN FACILITY (Continued)

On July 5, 2012, the Company renegotiated the terms of the loan facility with the Lender. The loan facility now carries an interest rate of 8% per annum and will be repayable in full on or before December 31, 2013 (original maturity date of July 29, 2012). As part of the terms to the extension, the Company paid a fee to the Lender equal to 2% of the original loan facility balance, payable in common shares of the Company priced at a 10% discount to the 10 day weighted average closing price of the shares; 217,918 shares were issued and valued at C$362 ($357). In the event the loan has not been repaid by July 28, 2013, an anniversary fee of 1% of the loan amount outstanding on that date will be paid to the lender in shares priced at the same discount on that date. These fees, in addition to other directly attributable transaction costs, total C$603 ($595), were included in the fair value of the loan facility, and are amortized over the term of the loan using the effective interest method.

The effective interest rate of the debt agreement was 10.72% for the year ended December 31, 2012. Under the terms of the loan facility, the Company has pledged all of its assets (including the assets of its subsidiaries) in favour of the Lender as security over the loan facility. In addition, the subsidiaries have each provided guarantees to the Lender for the repayment of any amounts advanced to the Company under the terms of the loan facility. At December 31, 2012 and 2011, no accrued interest on the loan facility was included in trade payables and accrued liabilities.

14.	EQUITY

a)	Authorized share capital

• Unlimited number of common shares without par value. These shares have voting rights and their holders are entitled to receive dividend payments; and

• Unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

At December 31, 2012, there were 144,084,045 issued and outstanding common shares (December 31, 2011 - 140,291,127).

b)	Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10% of the number of issued shares of the Company.

Share options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Discounted Market Price as defined by the TSX Corporate Finance Manual and vest over periods up to two years.

Share option transactions and the number of share options outstanding are summarized as follows:

	Number of share	Weighted average exercise
	options	price (C$)
Outstanding, April 1, 2011	5,875,000	0.78
Granted	4,000,000	2.50
Exercised	(1,025,000)	0.44
Outstanding, December 31, 2011	8,850,000	1.60
Granted	4,550,000	2.58
Exercised	(3,575,000)	1.02
Forfeited	(850,000)	2.47
Expired	(25,000)	0.75
Outstanding at December 31, 2012	8,950,000	2.25
Exercisable at December 31, 2012	7,425,000	2.18

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(In thousands of United States dollars, except where noted)

14.	EQUITY (Continued)

Share options outstanding and exercisable at December 31, 2012 are as follows:

			Weighted			Weighted
		Weighted	average		Weighted	average
Exercise	Number of	average	remaining life	Number of	average	remaining life
price range	options	exercise price	of options	options	exercise price	of options
(C$)	outstanding	(C$)	(years)	exercisable	(C$)	(years)
0.70 - 1.00	1,750,000	1.00	1.87	1,750,000	1.00	1.87
2.35 - 2.75	7,200,000	2.55	3.81	5,675,000	2.54	3.65
	8,950,000	2.25	3.43	7,425,000	2.18	3.23

The weighted average share price at the date of exercise for share options exercised during the year ended December 31, 2012 was C$1.02 (nine months ended December 31, 2011 - C$2.39) . The fair value of share options recognized as an expense during the year ended December 31, 2012 was $6,143 (nine months ended December 31, 2011 - $5,361). For the 4,550,000 share options granted during the year ended December 31, 2012, the weighted average grant date fair value per option was C$1.45 ($1.46) . During the nine months ended December 31, 2011, the weighted average grant date fair value per option of the 4,000,000 share options granted was C$1.43 ($1.48) .

The following are the weighted average assumptions used for the Black-Scholes option pricing model valuation of share options granted during the year ended December 31, 2012 and the nine months ended December 31, 2011:

	Year ended	Nine months ended
	December 31, 2012	December 31, 2011
Risk-free interest rate	1.11%	2.13%
Expected life of options	3.3 years	3.3 years
Annualized volatility	74%	88%
Forfeiture rate	0.55%	0.19%
Dividend rate	0%	0%

The risk-free rate of periods within the expected life of the share option is based on the Canadian government bond rate. The expected life of share options granted represents the period of time that share options granted are expected to be outstanding. Expected volatilities are based on historical volatility of the Company’s shares listed on the TSX. The expected forfeiture rate represents the expectation of forfeitures occurring within the vesting period.

15.	INCOME TAXES

For the year ended December 31, 2012, the Company incurred $14,152 of current income tax (nine months ended December 31, 2011 - $5,327).

For the year ended December 31, 2012, the Company incurred $6,919 of deferred income tax (nine months ended December 31, 2011 - $6,513). The amounts in all periods related primarily to the recognizing the tax effects on changes in timing differences from mineral property and equipment balances.

a)	Rate changes

In late 2012, the Mexican government enacted tax reform extending by one year the 2% gradual rate reduction to 28%. The tax rate for both 2012 and 2013 remains at 30%, 29% for 2014, and 28% for 2015 and thereafter. Mexico also continues to have a flat tax which was introduced in late 2009 and which is levied at the rate of 17.5% on cash flows of Mexican corporations. A company doing business in Mexico must pay the greater of the general corporate income tax or the flat tax.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(In thousands of United States dollars, except where noted)

15.	INCOME TAXES (Continued)

b)	Rate reconciliation

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to profit before income taxes. Substantially all of the Company’s taxable income for the year ended December 31, 2012 is generated in Mexico and is subject to Mexico’s 30% (nine months ended December 31, 2011 - 30%) tax rate.

The impact of being subject to this higher tax rate, as well as other differences, is included in the following items:

		Nine months
	Year ended	ended
	December 31,	December 31,
	2012	2011
Profit before income tax	$57,139	$32,714
Canadian federal and provincial income tax rates	25.0%	26.5%
Expected income tax expense	14,285	8,669
Items that cause an increase (decrease):
Effect of different tax rates in foreign jurisdiction	3,441	1,450
Non-deductible expenses	1,629	1,477
Foreign exchange	(853)	(821)
Difference in future and current tax rates	(204)	(403)
Change in unrecognized deferred income tax assets	2,452	1,468
Other	321	-
Income tax expense	$21,071	$11,840

c)	Deferred tax assets and liabilities

The composition of the Company's deferred income tax liabilities at December 31, 2012 and 2011 are as follows:

	December 31,	December 31,
	2012	2011
Deferred income tax liabilities:
Mineral properties book value in excess of tax value	$(29,481)	$(22,562)
Deferred income tax liabilities, net	$(29,481)	$(22,562)

The Company's unrecognized deferred tax assets at December 31, 2012 and 2011 are as follows:

	December 31,	December 31,
	2012	2011
Deferred income tax assets:
Non-capital losses	$9,676	$7,342
Other credits and tax assets	415	189
Share issuance costs	275	383
Unrecognized deferred income tax assets	$10,366	$7,914

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(In thousands of United States dollars, except where noted)

15.	INCOME TAXES (Continued)

d)	Non-capital losses

At December 31, 2012, the Company has losses for income tax purposes in Canada and Mexico which may be used to reduce future taxable income. The income tax benefit, if any, of these losses have not been recorded in these consolidated financial statements because of the uncertainty of their recovery.

At December 31, 2012, the Company has available non-capital losses for deduction against future taxable income in Canada and Mexico of $32,544 (December 31, 2011 - $23,413) and $7,372 (December 31, 2011 - $5,317), respectively. The Canadian losses, if not utilized, will expire through to 2032, while the Mexican losses, if not utilized, will expire through to 2022. Of these Canadian and Mexican amounts, $620 (December 31, 2011 - $nil) and $1,316 (December 31, 2011 - $1,693), respectively, have been recognized to offset select deferred tax liabilities.

16.	EARNINGS PER SHARE

	Year ended December 31, 2012			Nine months ended December 31, 2011
		Weighted			Weighted
	Earnings	average		Earnings	average
	for the	shares	Earnings	for the	shares	Earnings
	period	outstanding	per share	period	outstanding	per share
Basic EPS	$36,068	142,555,763	0.25	$20,874	138,591,964	$0.15
Effect of dilutive securities:
Share options	-	1,933,707	-	-	3,562,041	-
Warrants	-	-	-	-	868,176	-
Diluted EPS	$36,068	144,489,470	0.25	$20,874	143,022,181	$0.15

17.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions were as follows:

			Nine months
		Year ended	ended
		December 31,	December 31,
	Note	2012	2011
Shares issued for debt issuance costs	13	$357	$641

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Fair value measurement of financial assets and liabilities

The Company has established a fair value hierarchy that reflects the significance of inputs of valuation techniques used in making fair value measurements as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3 - inputs for the asset or liability that are not based upon observable market data.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(In thousands of United States dollars, except where noted)

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

At December 31, 2012 and 2011, none of the Company’s financial assets and liabilities are measured and recognized in the consolidated statement of financial position at fair value.

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. At December 31, 2012 and 2011, there were no financial assets or liabilities measured and recognized in the consolidated statement of financial position at fair value that would be categorized as Level 2 or Level 3 in the fair value hierarchy above. The fair value of share purchase warrants (note 12) was based on a Black-Scholes option pricing model which incorporates market prices of the underlying shares.

b)	Derivative financial instruments

The Company may utilize financial instruments to manage the risks associated with fluctuations in the market prices of gold and silver and foreign exchange rates. At December 31, 2012, the Company had not entered into any such derivative contracts.

c)	Risk management

The Company’s primary business activities consist of the acquisition, exploration, development and operation of mineral resource properties in Mexico. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, commodity price risk, currency risk, liquidity risk, and interest rate risk. The Company’s risk management program strives to evaluate the unpredictability of financial and commodity markets and its objective is to minimize the potential adverse effects of such risks on the Company’s financial performance, where financially feasible to do so. When deemed material, these risks may be monitored by the Company’s corporate finance group and they are regularly discussed with the Board of Directors or one of its committees.

i.	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the consolidated financial statements. The Company’s credit risk is predominantly limited to cash balances held in financial institutions, the recovery of VAT receivable from the Mexican tax authorities, any gold and silver sales and related receivables, prepaid expenses and advances to counterparties and other receivables. The maximum exposure to the credit risk is equal to the carrying value of such financial assets. At December 31, 2012, the Company expects to recover the full amount of such assets.

The objective of managing counterparty credit risk is to minimize potential losses in financial assets. The Company assesses the quality of its counterparties, taking into account their credit worthiness and reputation, past performance and other factors.

Cash is only deposited with or held by major financial institutions where the Company conducts its business. In order to manage credit and liquidity risk, the Company invests only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

Gold and silver sales are made to a limited number of large international organizations specializing in the precious metals markets. The Company believes them to be of sound credit worthiness, and to date, all receivables have been settled in accordance with agreed upon terms and conditions. The Mexican tax authorities with whom the Company holds a VAT receivable balance, are also deemed to be of sound credit worthiness.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(In thousands of United States dollars, except where noted)

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

ii.	Commodity price risks

The Company is exposed to price risk associated with the volatility of the market price of commodities, in particular gold and silver, and also to many consumables that are used in the production of gold and silver. Similarly, the Embedded Derivative (note 13) was also sensitive to the price of gold. The prices of most commodities are determined in international markets and as such the Company has limited or no ability to control or predict the future level of most commodity prices. In some instances, the Company may have the ability to enter into derivative financial instruments to manage the Company’s exposure to changes in the price of commodities such as gold, silver, oil and electricity. At this time, the Company has elected not to actively manage its exposure to commodity price risk through the use of derivative financial instruments.

iii.	Currency risk

The Company’s functional currency is the US dollar and therefore the Company’s earnings and other comprehensive income are impacted by fluctuations in the value of foreign currencies in relation to the US dollar.

The table below summarizes the net monetary assets and liabilities held in foreign currencies:

	December 31,	December 31,
	2012	2011
Canadian dollar net monetary liabilities	$(17,191)	$(17,543)
Mexican peso net monetary assets (liabilities)	3,681	(2,814)
	$(13,510)	$(20,357)

The effect on profit before income tax at December 31, 2012 of a 10% appreciation in the foreign currencies against the US dollar on the above mentioned net monetary assets and liabilities of the Company is estimated to be a decrease of $1,501 (December 31, 2011 - $2,036) assuming that all other variables remained constant.

The effect on profit before income tax at December 31, 2012 of a 10% depreciation in the foreign currencies against the US dollar on the above mentioned financial and non-financial assets and liabilities of the Company is estimated to be an increase of $1,228 (December 31, 2011 - $2,083) assuming that all other variables remained constant.

The calculations above are based on the Company’s statement of financial position exposure at December 31, 2012.

iv.	Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements and its exploration and production plans. The Company’s overall liquidity risk has significantly decreased since the San Francisco Mine was placed into commercial production on April 1, 2010 due to the metal revenues and positive net cash flows from operations generated since that time.

Although the Company has transitioned to the operating stage and has generated metal revenues and net cash flow from operations during the year ended December 31, 2012, no assurance may be given that external financing will be available should the Company’s Board of Directors determine that such additional financing will be necessary.

A summary of future operating commitments is presented in note 21.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(In thousands of United States dollars, except where noted)

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

v.	Interest rate risk

The Company’s interest revenue earned on cash and interest expense incurred on the loan facility are exposed to interest rate risk. The Company does not enter into derivative contracts to manage this risk, and the Company’s exposure to interest rate risk is very low as the Company has a fixed interest rate on its loan facility. At December 31, 2012, a 1% increase of the effective interest rate on the loan facility would decrease its fair value by C$253 ($255). Additionally, a 1% decrease of the effective interest rate on the loan facility would increase its fair value by C$257 ($259). The Company has elected not to enter into interest rate swaps or other instruments to actively manage such risks.

vi.	Fair value disclosures

The carrying values of cash, trade and other receivables, and trade payables and accrued liabilities approximate their fair value based on their short-term nature.

The carrying value of the loan obtained under the terms of the vendor loan agreement (note 10) approximates fair value given its short-term nature.

At December 31, 2012, the fair value of loan facility is C$17,177 ($17,265) as determined by discounting the future cash flows by a discount factor based on an interest rate of 10.72%, which reflects the Company’s effective interest rate on the loan.

19.	RELATED PARTY TRANSACTIONS

The Company’s related parties include key management personnel and any transactions with such parties for goods and/or services are made on regular commercial terms and are considered to be at arm’s length. During the year ended December 31, 2012 and nine months ended December 31, 2011, the Company entered into the following transactions with related parties:

The Company incurred $30 (nine months ended December 31, 2011 - $nil) of consulting fees to directors and officers; and
At December 31, 2012, $5 (December 31, 2011 - $33) was due to these directors and officers.

Key management are those personnel having the authority and responsibility for planning, directing, and controlling the Company and include the President, the Chief Executive Officer, the Chairman, the Chief Financial Officer, the Chief Operations Officer, directors, and the General Manager of the San Francisco Mine. Salaries, benefits and bonuses are included in corporate and administrative expenses.

Key management compensation includes:

		Nine months
	Year ended	ended
	December 31,	December 31,
	2012	2011
Salaries and benefits	$1,628	$1,160
Bonuses	372	501
Share-based payments	5,532	3,542
	$7,532	$5,203

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(In thousands of United States dollars, except where noted)

20.	MANAGEMENT OF CAPITAL

The Company’s objectives of capital management are intended to safeguard the Company’s normal operating requirements on an ongoing basis and the continued development and exploration of its mineral properties. The capital of the Company consists of the consolidated equity and loan facility, net of cash.

	December 31,	December 31,
	2012	2011
Equity	$147,815	$101,600
Loan facility	17,641	17,245
	165,456	118,845
Less: Cash	(24,188)	(9,865)
	$141,268	$108,980

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

The Company also has in place a rigorous planning, budgeting and forecasting process which is used to identify the amount of funds required to ensure the Company has appropriate liquidity to meet short and long-term operating objectives. In order to maintain or adjust its capital structure, the Company may issue new shares or debt.

At December 31, 2012, the Company anticipates its capital resources and projected future cash flows from operation of the San Francisco Mine to support its normal operating requirements on an ongoing basis as well as the planned development and exploration of its mineral and exploration properties. At December 31, 2012, the Company is not subject to any externally imposed capital requirements.

21.	COMMITMENTS AND CONTINGENCIES

A summary of non-discounted liabilities and future operating commitments at December 31, 2012 are as follows:

		Less than			Greater than
	Total	1 year	1 - 3 years	3 - 5 years	5 years
Trade payables and accrued liabilities	$16,509	$16,509	$-	$-	$-
Vendor loan	1,725	1,725	-	-	-
Loan facility (C$18,000)	18,092	18,092	-	-	-
Interest payments on loan facility	1,447	1,447	-	-	-
Future operating commitments (1)	295,807	58,308	138,006	99,493	-
Provision for site reclamation and closure (2)	2,973	-	-	-	2,973
Other provisions (3)	1,308	-	-	1,308	-
	$337,861	$96,081	$138,006	$100,801	$2,973

(1)

The future operating commitments of the Company are mainly due to the mining contract with Peal de Mexico, S.A. de C.V. (“Peal”). The original Peal contract was for 42 months, however an addendum was signed effective November 1, 2012 for five years (December 31, 2012 - 46 months remaining) and covers substantially all mining services at a cost of $1.59 per tonne of material mined ($1.64 per the original contract). The Peal commitment is based on the forecasted minimum tonnage to be mined until the end of the mining contract, and would be significantly less in the event that mining activities at the San Francisco Mine ceased. Operating commitments also includes a guarantee provided by the Company for the office premises at its corporate office.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(In thousands of United States dollars, except where noted)

21.	COMMITMENTS AND CONTINGENCIES (Continued)

(2)	Provision for site reclamation and closure represents the non-discounted amount of the estimated cash flows required to settle the retirement obligations of the San Francisco Mine.

(3)

Other provisions represent the non-discounted amount of the demobilization costs related to the Peal contract, whereby the Company is responsible for demobilization costs of $900 (plus value added tax) payable one month prior to the end of the mining contract. These obligations have been recorded at an annualized discount rate of 1.36%, reflecting the implied interest rate, and calculated according to the formula stipulated in the contract.

Various tax and legal matters are outstanding from time to time. In the event that managements estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in the consolidated financial statements on the date such changes occur. The Company will also have commitments with regards to payments going to El Picacho and San Onesimo exploration properties at various dates until January 2015.

22.	SEGMENTED INFORMATION

The Company has determined that it operates through one reportable operating segment, being the acquisition, exploration, and development of mineral properties located in Mexico. At December 31, 2012, all of the Company’s operating and capital assets are located in Mexico except for $2,296 (December 31, 2011 - $1,752) of cash and other current assets which are held in Canada.

Reporting is prepared on a geographic and consolidated basis as determined by the requirements of the Chief Executive Officer as the chief operating decision maker for the Company. The Company does not treat the production of gold and silver, the primary two minerals, as separate reportable segments as they are the output of the same production process and only become separately identifiable as finished goods and are not reported separately from a management perspective.

During the year ended December 31, 2012, the Company had sales agreements with two major customers based in the United States which constitute 98% of metal revenues; 94% to customer A and 4% to customer B (nine months ended December 31, 2011 - 100% of metal revenues; 97% to customer A and 3% to customer B) with the remaining 2% of 2012 metal revenues from sales occurring in Mexico. However, due to the nature of the gold market, the Company is not dependent on any customers to sell the finished goods.

The Company’s revenues from operations for the year ended December 31, 2012 and nine months ended December 31, 2011 are as follows:

		Nine months
	Year ended	ended
	December 31,	December 31,
	2012	2011
Gold	$154,509	$89,763
Silver	1,683	1,006
	$156,192	$90,769